July 31, 2024

Phillip P. Chan
Chief Executive Officer
CytoSorbents Corporation
305 College Road East
Princeton, New Jersey 08540

        Re: CytoSorbents Corporation
            Registration Statement on Form S-3
            Filed July 16, 2024
            File No. 333-281062
Dear Phillip P. Chan:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Richie at 202-551-7857 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   David C. Schwartz